(m)(1)

SECOND AMENDED AND RESTATED PLAN OF DISTRIBUTION PURSUANT TO RULE 12B-1

OF

VOYA PARTNERS, INC.

ADVISER CLASS SHARES

WHEREAS, Voya Partners, Inc. (the “Fund”) is an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, the Fund desires to adopt a Plan of Distribution pursuant to Rule 12b-1 under the Act with respect to shares of its Adviser Class Common Stock, par value $.001 per share (the “Adviser Class Shares”) and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Second Amended and Restated Plan of Distribution will benefit the Fund and its stockholders;

NOW, THEREFORE, the Fund hereby adopts, and the Fund’s Distributor hereby agrees to the terms of, this Second Amended and Restated Plan of Distribution (the “Plan”) in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1.                                      The Fund shall pay to its distributor (the “Distributor”), as the distributor of the Adviser Class Shares, compensation for distribution of its shares at an annual rate of .25% of the average daily net assets of the Adviser Class Shares.  The amount of such compensation shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors and the Distributor shall mutually agree.

2.                                      The amount set forth in paragraph 1 of this Plan shall be paid for the Distributor’s services as distributor of the Adviser Class Shares.  Such amount may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Adviser Class Shares, including, but not limited to: compensation to and expenses of employees of the Distributor who engage in or support distribution of the Adviser Class Shares, including overhead and telephone expenses; printing of prospectuses and reports for other than existing shareholders; preparation, printing and distribution of sales literature and advertising materials; and compensation to certain financial institutions (“Service Organizations”) who sell Adviser Class Shares. The Distributor may negotiate with any such Service Organizations the services to be provided by the Service Organization to shareholders in connection with the sale of Adviser Class Shares (“Distribution Services”), and all or any portion of the compensation paid to the Distributor under paragraph 1 of this Plan may be reallocated by the Distributor to Service Organizations who sell Adviser Class Shares.

The compensation paid to Service Organizations with respect to Distribution Services will compensate Service Organizations to cover certain expenses primarily intended to result in the sale of Adviser Class Shares, including, but not limited to:  (a) costs of payments made to employees that engage in the sale of Adviser Class Shares; (b) payments made to, and expenses of, persons who provide support services in connection with the sale of Adviser Class Shares, including, but not limited to, office space and equipment, telephone facilities, processing shareholder transactions and providing any other shareholder services not otherwise provided by the Fund’s transfer agent; (c) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (d) costs of printing and distributing prospectuses, statements of additional information and reports relating to the Adviser Class Shares to prospective shareholders of the Adviser Class Shares; (e) costs involved in preparing, printing and distributing sales literature pertaining to the Adviser Class Shares; and (f) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Service Organization may, from time to time, deem advisable.

3.                                      This Plan shall not take effect until it has been approved, together with any related agreements, by votes of a majority of both (a) the Board of Directors of the Fund and (b) those directors of the Fund who are not “interested persons” of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Directors”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

4.                                      This Plan shall continue in effect until one year from the date of its approval as provided above.  Thereafter, this Plan shall continue in effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.                                      The Distributor shall provide to the Board of Directors of the Fund and the Board of Directors shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made, including commissions, advertising, printing, interest, carrying charges and allocated overhead expenses.

6.                                      This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding Adviser Class Shares.  Any agreement related to this Plan with respect to the Adviser Class Shares may be likewise terminated at any time, without payment of any penalty, by vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding Adviser Class Shares, on not more than sixty (60) days’ written notice to the Distributor.  Such agreement shall terminate automatically in the event of its assignment.

7.                                      This Plan may not be amended to increase materially the amount of compensation provided for in paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Adviser Class shares, and no material amendment to the Plan of any kind, including an amendment which would increase materially the amount of compensation, shall be made unless approved in the manner provided for in paragraph 3 hereof.

8.                                      While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the then current Directors who are not interested persons (as defined in the Act) of the Fund.

9.                                      The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof for a period of not less than six years from the date of this Plan, the agreements or such reports, as the case may be, the first two years in an easily accessible place.

10.                               In providing services under this Plan, the Distributor will comply with all applicable state and federal laws and the rules and regulations of authorized regulatory agencies.

11.                               The provisions of this Plan are severable as to each Fund, and any action to be taken with respect to this Plan shall be taken separately for each Fund affected by the matter.

Approved: September 12, 2014